

July 25, 2014

Via E-mail
Gary Monaghan
President & Chief Executive Officer
SunVault Energy, Inc.
107 Portside Court
Kelowna, BC Canada

> **Re:** **SunVault Energy, Inc.**
> **Form 8-K**
> **Filed March 5, 2014**
> **File No. 333-181040**

Dear Mr. Monaghan:

We issued comments to you on the above captioned filing on June 24, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 8, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Adam F. Turk at (202) 551-3657 or James Lopez at (202) 551-3536 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director